Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



August 11, 2006



VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST-EFFECTIVE AMENDMENT NO. 63 (FILE NOS. 033-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 63, filed on June 1, 2006, for the purpose of incorporating the new names of several Funds and the accompanying Rule 35d-1 disclosure, as well as other changes to the category names of the Funds. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information ("SAI").

1. COMMENT. Please consolidate the "Principal Risks" disclosure in each Fund's two-page spread.

         RESPONSE. We have not consolidated the "Principal Risks" disclosure in each Fund's two-page spread because we do not think Form N-1A precludes the collection of common risk return information in the forefront of the Prospectus followed by each Fund's specific Item 2 and Item 3 information. Form N-1A states only that this information is not to be preceded by "any other Item except the Cover Page (Item 1) or a table of contents meeting the requirements of rule 481(c) under the Securities Act." In compliance with this requirement, the "Common Risk/Return Information" section of the Prospectus is preceded only by the Cover Page and Table of Contents of the Prospectus.

         In addition, the Prospectus's current organization is consistent with the requirements set forth in Rule 421 under the Securities Act of 1933. In particular, Rule 421(b)(4)4 states that repeating disclosure

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         "in different sections of the document that increases the size of the document but does not enhance the quality of the information" should be avoided. Repeating the principal risks associated with each Fund in each Fund's two-page spread will not only increase the size of the Prospectus significantly, but will have the effect of obscuring those risks that are not common to all of the Funds.

         Moreover, we think that the Prospectus's current organization aids the investor in understanding of the principal risks associated with each Fund. By presenting the principal risks that are common to each Fund in one location in the front of the Prospectus and the Fund-specific principal risks in each Fund's two-page spread, the investor is better able to compare the Funds and focus on those risks that are specific to each Fund.

2. COMMENT. Please incorporate additional risk disclosure describing the impact of a sideways market on the leveraged Rydex Funds.

         RESPONSE. We have revised the disclosure under "Understanding Compounding and the Effect of Leverage" as follows (new language appears in bold for purposes of correspondence only):

         "UNDERSTANDING COMPOUNDING & THE EFFECT OF LEVERAGE

         It is important to understand the effects of compounding when investing in any mutual fund, especially funds which use leverage as part of their investment strategy. THE IMPACT OF LEVERAGE ON A FUND WILL GENERALLY CAUSE THE FUND'S PERFORMANCE TO NOT MATCH THE PERFORMANCE OF THE INDEX UNDERLYING THE FUND'S BENCHMARK OVER A PERIOD OF TIME GREATER THAN ONE DAY. The following simple examples provide an illustration:

         EXAMPLE A: Assume you invest $100 in Fund A, a typical index fund that seeks to match the performance of its underlying index. If the index increases 10% on day one, the value of your shares in Fund A would be expected to increase $10 (10% of $100) to $110. The next day, if the index decreases 10%, the value of your shares in Fund A would be expected to decrease $11 (10% of $110) to $99.

         EXAMPLE B: Assume you invested $100 in Fund B, a fund that seeks to return 200% of the performance of the same index. On day one, the value of your shares in Fund B would be expected to increase $20 (20% of $100) to $120. On day two, however, the value of your shares in the leveraged fund would be expected to decrease $24 (20% of $120) to $96.

         Because of the effect of compounding, in each case the value of your investment declined even though the index went up 10% on day one and down 10% on day two. However, the effect of compounding was more pronounced when combined with leverage (Example B).

         THE EXAMPLES DEMONSTRATE THAT OVER TIME, THE CUMULATIVE PERCENTAGE INCREASE OR DECREASE IN THE NET ASSET VALUE OF A FUND MAY DIVERGE SIGNIFICANTLY FROM THE CUMULATIVE PERCENTAGE INCREASE OR DECREASE IN

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

         THE MULTIPLE OF THE RETURN OF THE INDEX UNDERLYING A FUND'S BENCHMARK DUE TO THE COMPOUNDING EFFECT OF LOSSES AND GAINS ON THE RETURNS OF THE FUND. IT IS ALSO EXPECTED THAT A FUND'S USE OF CONSISTENTLY APPLIED LEVERAGE WILL CAUSE THE FUND TO UNDERPERFORM THE COMPOUNDED RETURN OF TWICE ITS BENCHMARK IN A TRENDLESS OR FLAT MARKET."

         In addition, we have added a cross-reference to the above-referenced section to each leveraged Rydex Fund's "Investment Objective" or "Principal Investment Strategy" section, as appropriate.

3. COMMENT. Please include an appropriate 80% investment policy as required by Rule 35(d)(1) for the OTC and Inverse OTC Funds.

         RESPONSE. We have not incorporated the requested 80% investment policy at this time; however, we will submit the suggested change to the Trust's Board of Trustees for its consideration at the next available opportunity.

4. COMMENT. Please comment on the appropriateness of a 0.75% management fee for the S&P 500 Fund.

         RESPONSE. The Advisor believes the disclosed management fee is appropriate in light of the fact that it expects to allocate substantial resources to the management of the S&P 500 Fund to handle the high volume of portfolio trades and significant shareholder transaction activity attributable to the Fund's unlimited exchange policy. The Advisor's expectation is based on its management experience with similar Rydex Funds that offer an unlimited exchange policy. In addition, the Trust's Board of Trustees has reviewed and approved the management fee for the S&P 500 Fund in a manner consistent with the requirements set forth in Section 15(c) of the Investment Company Act of 1940.

5. COMMENT. Please revise the investment objectives of the Mid-Cap Advantage Fund, Russell 2000 Advantage Fund, Europe Advantage Fund, and Japan Advantage Fund to reflect that the Funds seek to provide investment results that match the leveraged performance of the Funds' respective benchmarks, e.g., 150% of the of the S&P MidCap 400(R) Index.

         RESPONSE. Unlike several of the other Rydex Funds, the Mid-Cap Advantage Fund, Russell 2000 Advantage Fund, Europe Advantage Fund, and Japan Advantage Fund do not intend to match the performance of their respective benchmarks. Rather, each Fund intends that there be a direct relationship, or correlation, between each Fund's performance and the performance of its benchmark. To achieve such correlation, the Advisor will, as disclosed, apply leverage to increase the Mid-Cap Advantage Fund's and Russell 2000 Advantage Fund's exposure to 150%, and the Europe Advantage Fund's and Japan Advantage Fund's exposure to 125%, of each Fund's benchmark index. We believe this strategy is specifically and clearly disclosed under the headings "Fund Objective," "Principal Investment Strategy" and "Principal Risks - Leveraging Risk." Thus, we

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

         have not incorporated the requested revisions into each Fund's investment objective.

6. COMMENT. In accordance with Rule 35d-1, please disclose the specific criteria that are used to select which companies each Sector Fund will invest in under "Principal Investment Strategy."

         RESPONSE. We believe the Sector Funds' existing disclosure is consistent with the requirements set forth in Rule 35d-1, and, therefore, have not included a discussion of the specific criteria the Advisor uses to select which companies each Sector Fund will invest in as requested. However, we have added the following disclosure under the Sector Funds' non-fundamental Rule 35d-1 investment policy in the Trust's SAI under "Non-Fundamental Policies":

         "The Sector Funds will invest in companies within each Fund's respective sector as determined in accordance with the Standard & Poor's Global Industry Classification Standards (GICS)."

7. COMMENT. Please explain how the Energy Services Fund's investment in companies that provide equipment to companies engaged in different aspects of the energy sector is consistent with the name of the Fund in accordance with Rule 35d-1.

         RESPONSE. We believe that companies that provide industry-specific equipment to other companies operating within the energy sector are providing a service to those companies and, thus, qualify as energy services companies consistent with the naming conventions set forth in Rule 35d-1. Furthermore, we believe that the inclusion of such companies within the energy services category is commonplace. For example, the Fidelity Select Energy Service Fund invests in the "securities of companies principally engaged in the energy service field, including those that provide services and equipment to the conventional areas of oil, gas, electricity, and coal, and newer sources of energy such as nuclear, geothermal, oil shale, and solar power."

8. COMMENT. With regard to the Internet Fund's investment in Internet Companies, please explain the types of companies that would qualify as a company that sells or distributes goods and services over the Internet. For example, would Sears qualify as an Internet Company?

         RESPONSE. The Internet Fund invests in companies that engage in business primarily over the Internet and the Advisor consults the MSCI/S&P GICS Internet and Catalog Retail Industry category to determine which companies qualify as such. As mentioned in response to Comment No. 6, we have included additional disclosure in the Trust's SAI disclosing the Internet Fund's use of the MSCI/S&P GICS to determine which companies meet the investment criteria of the Fund's sector.

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

9. COMMENT. To the extent that the Sector Funds' investment in small-capitalization and mid-capitalization issuers is significant, please include disclosure to this effect in the "Principal Investment Strategy" section of each Sector Fund.

         RESPONSE. We have revised the "Principal Investment Strategy" section of each Sector Fund as requested. We have included the revised "Principal Investment Strategy" section of the Banking Fund below as an example of the revised disclosure (new language appears in bold for purposes of correspondence only):

         "PRINCIPAL INVESTMENT STRATEGY

         The Fund invests substantially all of its assets in equity securities of Banking Companies that are traded in the United States. IN ADDITION, THE FUND WILL INVEST TO A SIGNIFICANT EXTENT IN THE SECURITIES OF BANKING COMPANIES THAT HAVE SMALL TO MID-SIZED CAPITALIZATIONS. Banking Companies are engaged in accepting deposits and making commercial and principally non-mortgage consumer loans and include state chartered banks, savings and loan institutions, and banks that are members of the Federal Reserve System. The Fund may also engage in futures and options transactions, and purchase American Depositary Receipts ("ADRs") and U.S. Government securities. Under Securities and Exchange Commission (the "SEC") regulations, the Fund may not invest more than 5% of its total assets in the equity securities of any company that derives more than 15% of its revenues from brokerage or investment management activities."

10. COMMENT. Please limit the 80% Rule 35d-1 policies of the Government Long Bond Advantage Fund and Inverse Government Long Bond Fund to investment in financial instruments with economic characteristics that should perform similarly to long bond securities issued by the U.S. Government.

         RESPONSE. We believe the Funds' existing 80% policies are consistent with the requirements set forth under Rule 35d-1, and have not revised the investment strategies as requested. However, we will consider the requested revisions on a going-forward basis, and at such time as the Board of Trustees has an opportunity to review and approve such changes as is required.

11. COMMENT. To the extent the Dynamic Strengthening Dollar Fund and Dynamic Weakening Dollar Fund invest in derivatives linked to a currency, please explain how the Funds meet the definition of investment company set forth in Section 3(a) of the Investment Company Act of 1940.

         RESPONSE. The Dynamic Strengthening Dollar and Dynamic Weakening Dollar Funds invest to a significant extent in securities, such as repurchase agreements under Section 2(36) of the Investment Company Act of 1940. As a result, the Dynamic Strengthening Dollar and Dynamic Weakening Dollar Funds are primarily engaged in the business of investing in securities and, therefore, meet the definition of investment company set forth in Section 3(a) of the Investment Company Act of 1940.

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

12. COMMENT. Please revise the disclosure under "Advisor's Investment Methodology - Sector and Commodities Funds" to incorporate a discussion of the Commodities Fund's investment in commodity-linked financial instruments.

         RESPONSE. We have revised the disclosure under "Advisor's Investment Methodology - Sector and Commodities Funds" as follows (new language appears in bold for purposes of correspondence only):

         "SECTOR AND COMMODITIES FUNDS. In managing the Sector and Commodities Funds, the Advisor's objective is to develop a liquid portfolio of stocks AND COMMODITY-LINKED DERIVATIVES FOR THE SECTOR FUNDS AND COMMODITIES FUND, RESPECTIVELY, WHICH effectively represents a particular economic segment of the market. Because appropriate published indices are not available for many of the Rydex Sector Funds, the Advisor has developed its own methodology to construct objective performance benchmarks. The Advisor first identifies the investment universe for each sector, which is defined as companies that derive at least 50% of their assets, gross income or net profits from business activity in the given sector. The Advisor then employs a quantitative model to screen companies based on criteria of capitalization, liquidity and correlation. The resulting portfolio is weighted by market capitalization with some modifications to ensure diversification. The Advisor closely monitors the efficacy of this methodology, and makes periodic changes in the composition of the Sector Funds to ensure that each Fund remains a valid representative of its sector."

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I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i)
the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,


/s/Laura E. Flores
------------------
Laura E. Flores

cc:  Joanna M. Haigney
     W. John McGuire, Esq.

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